UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54739

AMERITEK VENTURES, INC.
(Exact name of registrant as specified in its charter)

401 Ryland Street, Suite #200A
Reno, NV 89502
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to fi le reports:

Rule 12g-4(a)(1) [  ]

Rule 12g-4(a)(2) [  ]

Rule 12h-3(b)(1)(i) [  ]

Rule 12h-3(b)(1)(ii) [  ]

Rule 15d-6 [X]

Rule 15d-22(b) [  ]

Approximate number of holders of record as of the certification or notice date: There were 45 holders of record on November 9, 2020, the date of filing of the Form 15 amended hereby. As of the date hereof, there are 107 holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameritek Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2021 AMERITEK VENTURES, INC.

By: /s/ Shaun Passley

     Shaun Passley, PhD

     Chief Executive Officer